15046794

AB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREEN MANNING & BUNCH, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1099 18th St., Ste. 3020
(No. and Street)

Denver, CO 80202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren R. Henson, Jr. 303.592.4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/5/15

OATH OR AFFIRMATION

I, Warren R. Henson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Manning & Bunch, Ltd., as of 31 December, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Warren Henson
Signature

President
Title

Sarah Bourquin
Notary Public

Sarah Bourquin
Notary Public
State of Colorado
My Commission Expires 08/13/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Green Manning & Bunch, Ltd.

Financial Statements at and for the
Year Ended December 31, 2014,
Supplemental Schedules at December 31, 2014,
Report of Independent Registered Public Accounting
Firm, and Supplemental Report on Internal Control

GREEN MANNING & BUNCH, LTD.

TABLE OF CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and Board of Directors of
Green Manning & Bunch, Ltd.
Denver, Colorado

We have audited the accompanying statement of financial condition of Green Manning & Bunch, Ltd. (the Company) as of December 31, 2014, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Green Manning & Bunch, Ltd's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Manning & Bunch, Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and the Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the identified supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 13, 2015

GREEN MANNING & BUNCH, LTD.

STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2014
(In thousands)

ASSETS

CURRENT ASSETS:	
Cash	$ 2,168
Cash — related party (Note 3)	126
Total cash	2,294
Accounts receivable — trade	303
Other current assets (Note 3)	47
Total current assets	2,644
PROPERTY AND EQUIPMENT — Net of accumulated depreciation of $745	142
TOTAL	$ 2,786

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Accrued bonuses	$ 1,317
Other liabilities (Note 3)	166
Total liabilities	1,483
COMMITMENTS AND CONTINGENCIES (Note 4)	
PARTNERS' CAPITAL	1,303
TOTAL	$ 2,786

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014
(In thousands)

REVENUES:	
Project related revenue	$ 4,166
Investment and other income	2
Total revenues	4,168
EXPENSES:	
Project related expense	3,081
General and administrative (Note 3)	941
Depreciation	78
Total expenses	4,100
NET INCOME	$ 68

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2014
(In thousands)

	Partners' Capital
BALANCE — January 1, 2014	$ 1,020
Contributions (Note 3)	215
Net Income	68
BALANCE — December 31, 2014	$ 1,303

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 68
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	78
Stock based compensation	15
Loss on disposal of property and equipment	2
Changes in operating assets and liabilities:	
Assets	(252)
Liabilities	652
Net cash provided by operating activities	563
CASH FLOWS FROM INVESTING ACTIVITIES:	
Additions to property and equipment	(118)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Partnership Contributions	200
NET INCREASE IN CASH	645
CASH — Beginning of year	1,649
CASH — End of year	$ 2,294

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Green Manning & Bunch, Ltd. (the "Company") was formed as a partnership under the laws of the State of Colorado in 1988 and is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. All outstanding partnership interests in the Company are owned by entities wholly owned by CoBiz Financial Inc. ("CoBiz"). The Company provides investment banking services to middle-market companies including merger and acquisition advisory services, capital formations of equity and debt, and other strategic financial advisory services. The Company has one location in Denver, Colorado.

The Company is a fully disclosed broker-dealer and as such holds no customer funds or securities. All trades, if any, are transacted through clearing brokers.

The financial statements include significant related party transactions. Given CoBiz's level of involvement, these financial statements may not be indicative of the results of operations if the Company were a stand-alone entity.

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and in the format prescribed by rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Property and Equipment — Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to ten years. At December 31, 2014, property and equipment consists of the following (in thousands):

Furniture and fixtures	$ 397
Computer hardware	173
Leasehold improvements	119
Computer software	198
	887
Accumulated depreciation	(745)
Total property and equipment	$ 142

Project Revenue — Project revenues include nonrefundable retainer fees, which are recognized over the expected term of the engagement, and success fees, which are recognized when the transaction is completed and collectability of fees is reasonably assured.

Income Taxes — The Company files a partnership tax return for federal and state income tax purposes. As a result, the Company's taxable income is reportable by its partners, and therefore, the Company does not record a provision for income taxes.

Concentration of Credit Risk— The Company has $2,168,000 on deposit at an institution insured by the Federal Depository Insurance Corporation. The balance is insured up to $250,000.

Regulation— The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

Use of Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital, as defined, of approximately $811,000, which was $712,000 in excess of its required net capital of $99,000. The Company's ratio of aggregate indebtedness to net capital was 1.83 to 1 at December 31, 2014.

3. RELATED PARTY TRANSACTIONS

Payroll processing services, human resources, management, accounting and internal audit services are provided through CoBiz. For the year ended December 31, 2014, the Company was charged $217,000 for such services. The Company also leases office space through a month-to-month agreement with CoBiz Investment Management, a wholly owned subsidiary of CoBiz (see Note 4). As of December 31, 2014, a $72,000 payable to CoBiz and its subsidiaries is included in Other liabilities. As of December 31, 2014, the Company had a receivable balance of $4,000 due from CoBiz and its subsidiaries included in other current assets. The Company maintains a cash balance at Colorado Business Bank (CBB), a wholly owned subsidiary of CoBiz. At December 31, 2014, the Company held $126,000 in cash at CBB.

Dividend — The Company did not pay a dividend to CoBiz during the year ended December 31, 2014.

Contributions — CoBiz made capital contributions of $200,000 during the year ended December 31, 2014. The purpose of the capital contribution was for general operating purposes. The Company participates in CoBiz's employee stock option plans and recognizes stock based compensation that is also reflected as a contribution in the Statement of Changes in Partners' Capital. See the Employee Stock Option Plans discussion of this note for further detail.

Employee Profit Sharing Trust — The Company participates in CoBiz's defined contribution retirement plan. Employees may contribute up to 15% of their compensation and participate in the

Company's discretionary matching within the limits defined for a 401(k) plan. Employer contributions charged to general and administrative expense for 2014 were $63,000.

Employee Stock Purchase Plan — The Company participates in CoBiz's employee stock purchase plan, which provides that employees may elect to have a percentage of their payroll deducted and applied to the purchase of CoBiz common stock at a discount. In addition, the Company may make a matching contribution up to 50% of an employee's deduction toward the purchase of additional common stock. During the year ended December 31, 2014, 516 shares of CoBiz stock were issued to employees of the Company. There was no matching contribution for the year ended December 31, 2014.

Employee Stock Plans — The Company participates in CoBiz's employee stock plans, which provide for option and stock grants to new employees and retention grants to existing employees. Grants are made at the discretion of Company management and CoBiz's compensation committee. The summary of changes in options and restricted stock awards for the year ended December 31, 2014, is as follows:

Stock Options	Shares	Weighted Average Exercise Price
Outstanding — beginning of year	34,600	$ 12.34
Exercised	(4,300)	8.42
Forfeited	(13,350)	18.14
Outstanding — end of year	16,950	$ 8.76
Exercisable — end of year	16,950	$ 8.76

Restricted Stock Awards	Shares	Weighted Average Grant Date Fair Value
Outstanding — beginning of year	7,221	$ 5.56
Vested	(2,498)	5.56
Forfeited	(2,443)	5.56
Unvested — end of year	2,280	$ 5.56

The company follows guidance included in ASC Topic 718, *Compensation — Stock Compensation* (ASC 718) to account for stock options and awards issued by CoBiz. Under ASC 718, compensation cost is recognized for stock awards granted, modified, cancelled or repurchased after January 1, 2006, and the portion of prior awards for which the requisite service had not yet been rendered based on the grant-date fair value. During 2014, the Company recognized $15,000 of stock based compensation expense that is also reflected as a contribution in the Statement of Changes in Partners' Capital.

There were 16,950 options vested or expected to vest with a weighted-average price of $8.76. The weighted-average remaining terms for options outstanding, options vested or expected to vest and options exercisable at December 31, 2014, were 1.4, 1.4 and 1.4 years, respectively. The aggregate intrinsic value for options outstanding, vested or expected to vest and options exercisable at the end of the year was $74,000 due to the gap between the ending market value of CoBiz stock of $13.13 and the weighted-average exercise price of options for the year ended December 31, 2014. At December 31, 2014, there was $3,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements which is expected to be recognized over a weighted-average period of 0.2 years.

Self Insurance Reserves — CoBiz self-insures a portion of the Company's employee medical costs. The Company maintains an allocated liability for incurred, but not reported claims based on assumptions as to eligible employees, historical claims experience and lags in claims reported as determined by CoBiz. A liability of $4,000 is recorded for incurred but not reported claims within other liabilities in the Statement of Financial Condition.

4. COMMITMENTS AND CONTINGENCIES

Lease Commitments — The Company has an obligation under an operating lease with an initial noncancelable term in excess of one year. Future minimum lease payments at December 31, 2014, are as follows (in thousands):

Years Ending December 31,	
2015	216
2016	221
2017	226
2018	230
2019	234
Thereafter	206
Total	$ 1,333

The lease contains a five year renewal option and scheduled annual escalation clauses.

The Company entered into a sublease agreement during 2014. As of December 31, 2014 the future minimum sublease payments to be received is $1,461,000.

Rent expense for 2014 was $130,000, which includes $53,000 of related party rent expense discussed in Note 3.

Litigation — From time to time, in the ordinary course of business, the Company could be named in legal actions that could result in losses being incurred. There are currently no known legal actions pending against the Company.

* * * * * *

SUPPLEMENTAL SCHEDULES

**SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934
AT DECEMBER 31, 2014
(In thousands)**

PARTNERS' CAPITAL	$ 1,303
NONALLOWABLE ASSETS:	
Accounts receivable and other current assets	(350)
Property and equipment	(142)
NET CAPITAL	811
MINIMUM CAPITAL REQUIRED — Greater of 6 2/3% of aggregate indebtedness of $1,483 or $5 minimum for a broker or dealer who does not carry customer accounts	99
CAPITAL IN EXCESS OF REQUIREMENT	$ 712
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.83

There are no differences between the amounts presented in the computation of net capital set forth above and the amounts reported in the Company's unaudited Part IIA Quarterly FOCUS report as of December 31, 2014 filed on January 26, 2015.

GREEN MANNING & BUNCH, LTD.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

GREEN MANNING & BUNCH, LTD. EXEMPTION REPORT

Green Manning & Bunch, Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Green Manning & Bunch, Ltd.

I, Warren Henson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

/s/ Warren Henson

President

February 13, 2015

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Green Manning & Bunch, Ltd. Exemption Report, in which (1) Green Manning & Bunch, Ltd. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Green Manning & Bunch, Ltd. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Green Manning & Bunch, Ltd. stated that Green Manning & Bunch, Ltd. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception. Green Manning & Bunch, Ltd's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Green Manning & Bunch, Ltd's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 13, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046701 FINRA DEC
Green Manning & Bunch LTD
1099 18th St., Suite 3020
Denver, CO 80202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Laurel Kenny 303-592-4848

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 10,420

B. Less payment made with SIPC-6 filed (exclude interest) (4,205)
7/23/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,215

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,215

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,215

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Green Manning & Bunch, Ltd
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29th day of January, 20 15.

Chief Operations Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $4,168,008

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $4,168,008

2e. General Assessment @ .0025 $10,420

(to page 1, line 2.A.)

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Green Manning & Bunch, Ltd.
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Green Manning & Bunch, Ltd. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries noting no differences;

2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting there was no overpayment applied to current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 13, 2015